Volaris Reports August 2023 Traffic Results:

14% YoY Demand Growth with an 87% Load Factor

Mexico City, Mexico, September 6, 2023 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its August 2023 preliminary traffic results.

In August 2023, Volaris’ capacity (measured in ASMs) increased by 11.4% year-over-year, while demand (measured in RPMs) increased by 14.3%; the result was a load factor increase of 2.3 pp YoY to 87.2%. Volaris transported 3.1 million passengers during the month, a 12.9% increase compared to August 2022. Demand in the Mexican domestic and international markets increased by 8.9% and 28.0%, respectively.

Enrique Beltranena, Volaris’ President and CEO, said: “In August 2023, Volaris carried its greatest number of passengers in a single month. Our strategic adjustments to the domestic network have yielded positive results, particularly in RPMs. Looking forward, the demand in all our markets remains robust. Additionally, our international markets continue to exhibit notable strength.”

	Aug 2023	Aug 2022	Variance	YTD Aug 2023	YTD Aug 2022	Variance
RPMs (million, scheduled & charter)
Domestic	2,097	1,925	8.9%	15,360	14,003	9.7%
International	972	760	28.0%	7,222	5,385	34.1%
Total	3,069	2,684	14.3%	22,582	19,388	16.5%
ASMs (million, scheduled & charter)
Domestic	2,348	2,204	6.5%	17,851	16,048	11.2%
International	1,173	957	22.5%	8,558	6,865	24.7%
Total	3,521	3,162	11.4%	26,409	22,913	15.3%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	89.3%	87.3%	2.0 pp	86.0%	87.3%	(1.2) pp
International	82.9%	79.3%	3.5 pp	84.4%	78.4%	5.9 pp
Total	87.2%	84.9%	2.3 pp	85.5%	84.6%	0.9 pp
Passengers (thousand, scheduled & charter)
Domestic	2,418	2,211	9.4%	17,732	16,223	9.3%
International	662	518	27.8%	4,968	3,789	31.1%
Total	3,080	2,729	12.9%	22,701	20,012	13.4%

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats flown by passengers multiplied by the number of miles the seats are flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles the seats are flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 245 and its fleet from 4 to 124 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net